                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                              StorageNetworks, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  86211E 10 3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

CUSIP No.  86211E 10 3                   13G               Page  2  of  7  Pages
          --------------                                        ----   ----

  (1)      Name of Reporting Person
           I.r.s. Identification Number of Above Person (Entities Only)

           Roger M. Marino
           ---------------------------------------------------------------------
  (2)      Check the Appropriate Box If a Member of a Group         (a)  [ ]
                                                                    (b)  [ ]

           ---------------------------------------------------------------------
  (3)      Sec Use Only

           ---------------------------------------------------------------------
  (4)      Citizenship or Place of Organization

           United States of America
           ---------------------------------------------------------------------

                    (5)    Sole Voting Power

  Number of                5,835,557 shares held by Mr. Marino Individually.
   Shares           ------------------------------------------------------------
Beneficially        (6)    Shared Voting Power
  Owned By
    Each                   434,157 Shares, 6,749 of which are Held by LAULIN
 Reporting                 Limited Partnership, of which Mr. Marino is a general
Person With                partner, and 427,408 of which are held by Grampek
                           Limited Partnership, of which Mr. Marino is a
                           general partner.
                    ------------------------------------------------------------
                    (7)    Sole Dispositive Power

                           5,835,557 shares held by Mr. Marino individually.
                    ------------------------------------------------------------
                    (8)    Shared Dispositive Power

                           434,157 shares, 6,749 of which are held by LAULIN Limited Partnership, of Which Mr. Marino is a General partner, and 427,408 of which are held by Grampek Limited Partnership, of which Mr. Marino is a general partner.
         -----------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned by Each Reporting Person

         6,269,714 Shares, 5,835,557 of which are held by Mr. Marino individually, 6,749 of which are held by LAULIN Limited Partnership, of which Mr. Marino is a general partner, and 427,408 of which are held by Grampek Limited Partnership, of which Mr. Marino is a general partner.
         -----------------------------------------------------------------------
 (10)    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [ ]

         -----------------------------------------------------------------------
 (11)    Percent of Class Represented by Amount in Row (9)

         6.4 %
         -----------------------------------------------------------------------
 (12)    Type of Reporting Person

         IN
         -----------------------------------------------------------------------


                                Page 2 of 7 pages

         Item 1(a).                 NAME OF ISSUER

                                    StorageNetworks, Inc.

         Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL OFFICE

                                    100 Fifth Avenue
                                    Waltham, Massachusetts  02451

         Item 2(a).                 NAME OF PERSON FILING

                                    Roger M. Marino

         Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR
                                    IF NONE, RESIDENCE

                                    c/o The Duchesneau Group, Inc.
                                    13 Riverside Road
                                    Weston, MA  02493

         Item 2(c).                 CITIZENSHIP

                                    United States of America

         Item 2(d).                 TITLE OF CLASS OF SECURITIES

                                    Common Stock, $.01 par value

         Item 2(e).                 CUSIP NUMBER

                                    86211E 10 3

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act
                        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
                        (c) [ ]     Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act.
                        (d) [ ]     Investment company registered under Section
                                    8 of the Investment Company Act.
                        (e) [ ]     Investment adviser in accordance with Rule
                                    13d-1(b)(1)(ii)(E).
                        (f) [ ] Employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
                        (g) [ ] Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).
                        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                        (i) [ ] A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act.

                               Page 3 of 7 pages

                        (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)
                                    (ii)(J).

                                    If this statement is filed pursuant to Rule
                                    13d-1(c), check this box [  ].

         Item 4.                    OWNERSHIP

                                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

                                    (a)  Amount Beneficially Owned:

                                    6,269,714 shares, 5,835,557 of which are
                                    held by Mr. Marino individually, 6,749 of which are held by LAULIN Limited Partnership, of which Mr. Marino is a general partner, and 427,408 of which are held by Grampek Limited Partnership, of which Mr. Marino is a general partner.

                                    (b)  Percent of Class:

                                    6.4 %

                                    (c)  Number of shares as to which such
                                         persons has:

                                         (i)   sole power to vote or to direct
                                               the vote:

                                               5,835,557 shares held by Mr.
                                               Marino individually.

                                         (ii)  shared power to vote or to direct
                                               the vote:

                                               434,157 shares, 6,749 of which
                                               are held by LAULIN Limited
                                               Partnership, of which Mr. Marino
                                               is a general partner, and 427,408
                                               of which are held by Grampek
                                               Limited Partnership, of which Mr.
                                               Marino is a general partner.

                                         (iii) sole power to dispose or to
                                               direct the disposition of:

                                               5,835,557 shares held by Mr.
                                               Marino individually.

                                         (iv)  shared power to dispose or to
                                               direct the disposition of:

                                               434,157 shares, 6,749 of which
                                               are held by LAULIN Limited
                                               Partnership, of which Mr. Marino
                                               is a general partner, and 427,408
                                               of which are held by Grampek
                                               Limited Partnership, of which Mr.
                                               Marino is a general partner.

                               Page 4 of 7 pages

         Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A
                                    CLASS.

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                            Inapplicable

         Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON
                                    BEHALF OF ANOTHER PERSON.

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            6,749 shares are held by LAULIN
                                    Limited Partnership, of which Mr. Marino is a general partner, and 427,408 shares are held by Grampek Limited Partnership, of which Mr. Marino is a general partner. Such interests do not relate to more than 5% of the class of such securities.

         Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            Inapplicable

         Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                                    OF THE GROUP.

                                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                            Inapplicable

         Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                               Page 5 of 7 pages

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                                            Inapplicable

         Item 10.                   CERTIFICATION.

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                               Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:   February 11, 2002
                                            ------------------------------------


                                    Signature:  /s/ Roger M. Marino
                                                --------------------------------
                                                Roger M. Marino


                               Paqge 7 of 7 pages